Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-184351) pertaining to the Executive Share Option Plan, Long-Term Umbrella Incentive Plan, Non-Executive Directors Equity Incentive Plan, Executive Officer IPO Stock Option Grants and Non-Executive Director IPO Stock Option Grants of Luxfer Holdings PLC (the “Company”) and in the Registration Statement on Form S-8 (No. 333-196166)  pertaining to the Employee Stock Purchase Plan and Share Incentive Plan of the Company  of our report dated March 15, 2016, with respect to the consolidated financial statements of the Company for the year ended December 31, 2015 included in this Annual Report (Form 20-F) for the year ended December 31, 2015.

/s/ PricewaterhouseCoopers LLP

Manchester, United Kingdom

March 15, 2016